

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED SEPTEMBER 30, 2020

WINNIPEG, CANADA – (November 11, 2020) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended September 30, 2020.

Quarter Ended September 30, 2020 Highlights:

- Recorded total net revenue from the sale of products of $3.5 million during the quarter ended September 30, 2020 compared to $5.5 million for the quarter ended September 30, 2019 and $2.7 million for the quarter ended June 30, 2020 and;

- Recorded total net revenue from the sale of AGGRASTAT® of $3.4 million during the quarter ended September 30, 2020 compared to $5.3 million for the quarter ended September 30, 2019 and $2.6 million for the quarter ended June 30, 2020 and;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA[1]) for the quarter ended September 30, 2020 was $4,000 compared to adjusted EBITDA of negative $319,000 for the quarter ended September 30, 2019 and $263,000 for the quarter ended June 30, 2020 and

- Net loss for the quarter ended September 30, 2020 was $1.0 million compared to $599,000 for the quarter ended September 30, 2019 and net income of $19,000 for the quarter ending June 30, 2020;

Financial Results

The decrease in AGGRASTAT® revenues when compared to the same periods in the previous year, as described above, is the result of decreases in the volume of the AGGRASTAT® sold in 2020 when compared to 2019, due mainly to less procedures being performed, primarily as a result of the COVID-19 pandemic. In addition, the Company continues to experience pricing pressures from competitors which contributed to the decline in revenues from AGGRASTAT®.

ZYPITAMAG® contributed $105,000 of revenue for the three months ended September 30, 2020 compared to $78,000 for the three months ended September 30, 2019 and $371,000 for the nine months ended September 30, 2020 compared to $87,000 for the nine months ended September 30, 2019. With improved insurance coverage, the launch of a direct to patient online pharmacy program, including direct to patient marketing, the Company has seen some growth in interest in ZYPITAMAG® during 2020. COVID-19 has provided some challenges with access to physicians, however the Company continues to pursue innovative marketing strategies to grow the usage of the product.

Additionally, sodium nitroprusside (SNP), which was first sold commercially during 2020, contributed $5,000 and $53,000, respectively, during the three and nine months ended September 30, 2020. The Company did not earn any revenues from ReDS™ during the three months ended September 30, 2020 compared to net revenue of $117,000 for the three months ended September 30, 2019. Revenues from ReDS™ for the nine months ended September 30, 2020 totaled $89,000 compared to net revenue of $272,000 for the nine months ended September 30, 2019.

Adjusted EBITDA for the three months ended September 30, 2020 was $4,000 compared to negative $319,000 for the three months ended September 30, 2019. The increase in adjusted EBITDA for the three months ended September 30, 2020 is the result of lower selling expenses, partially offset by lower revenues when compared to the same period in 2019.

Adjusted EBITDA for the nine months ended September 30, 2020 was negative $1.0 million compared to negative $1.9 million for the nine months ended September 30, 2019. The improvement in adjusted EBITDA for the nine months ended September 30, 2020 is the result of lower selling and research and development expenses, partially offset by lower revenues when compared to the same period in 2019.

During the three and nine months ended September 30, 2020, the Company recorded $404,000 and $729,000, respectively, in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures with $311,000 and $559,000, respectively, recorded within selling expenses, $52,000 and $95,000, respectively, recorded within general and administrative expenses and $41,000 and $75,000, respectively, recorded within research and development expenses.

Net loss for the three months ended September 30, 2020 was $1.0 million or $0.10 per share compared to net loss of $599,000 or $0.04 per share for the three months ended September 30, 2019. The change in the net income for the three months ended September 30, 2020 is the result of lower revenues, partially offset by lower selling and research and development expenses and changes in foreign exchange gains and losses when compared to the three months ended September 30, 2019.

Net loss for the nine months ended September 30, 2020 was $2.5 million or $0.23 per share compared to $4.3 million or $0.28 per share for the nine months ended September 30, 2019. The change in the net loss for the nine months ended September 30, 2020 is the result of lower revenues and higher cost of goods sold primarily from increased amortization, partially offset by lower selling and research and development expenses and changes in foreign exchange gains and losses when compared to the nine months ended September 30, 2019.

At September 30, 2020, the Company had unrestricted cash totaling $11.9 million down from the $13.0 million of unrestricted cash held as of December 31, 2019. Cash flows used in operating activities for the nine months ended September 30, 2020 totaled $1.1 million compared to $10.9 million for the nine months ended September 30, 2019.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and nine months ended September 30, 2020 and 2019 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q3 2020 Results

Call date: Thursday, November 12, 2020

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free: 1 (888) 664-6392

Passcode: not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	September 30, 2020		December 31, 2019	
Assets				
Current assets:				
Cash and cash equivalents	$	**11,871**	$	12,965
Accounts receivable		**6,206**		10,216
Inventories		**6,202**		6,328
Prepaid expenses		**1,233**		1,855
Total current assets		**25,512**		31,364
Non-current assets:				
Property, plant and equipment		**1,058**		1,282
Intangible assets		**8,048**		9,599
Other assets		**27**		39
Total non-current assets		**9,133**		10,920
Total assets	$	**34,645**	$	42,284
Liabilities and Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	**5,462**	$	9,384
Current portion of royalty obligation		**716**		872
Current portion of acquisition payable		**667**		649
Income taxes payable		**474**		517
Current portion of lease obligation		**263**		240
Total current liabilities		**7,582**		11,662
Non-current liabilities				
Royalty obligation		**725**		1,176
Acquisition payable		**1,158**		1,655
Lease obligation		**684**		849
Total non-current liabilities		**2,567**		3,680
Total liabilities		**10,149**		15,342
Equity:				
Share capital		**84,232**		85,364
Warrants		**1,949**		1,949
Contributed surplus		**8,267**		8,028
Accumulated other comprehensive income		**(5,790)**		(5,751)
Deficit		**(64,162)**		(62,648)
Total Equity		**24,496**		26,942
Total liabilities and equity	$	**34,645**	$	42,284

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Revenue, net	$ 3,549	$ 5,519	$ 9,235	$ 16,700
Cost of goods sold	1,363	1,496	4,381	3,887
Gross profit	**2,186**	4,023	**4,854**	12,813
Expenses				
Selling	923	3,349	3,963	10,796
General and administrative	1,264	1,044	2,834	2,748
Research and development	737	976	1,693	3,078
	2,924	5,369	8,490	16,622
Finance (income) costs:				
Finance (income) expense, net	99	(116)	(208)	(488)
Foreign exchange (gain) loss, net	210	(601)	(936)	1,093
	309	(717)	(1,144)	605
Net loss before income taxes	$ (1,047)	$ (629)	$ (2,492)	$ (4,414)
Income tax recovery				
Current	-	(30)	-	(102)
Net loss	**$ (1,047)**	**$ (599)**	**$ (2,492)**	**$ (4,312)**
Other comprehensive (loss) income:				
Item that may be reclassified to profit or loss				
Exchange differences on translation of foreign subsidiaries	(272)	195	(39)	(1,293)
Item that will not be reclassified to profit or loss:				
Revaluation of investment in Sensible Medical at FVOCI	-	(212)	-	(456)
Other comprehensive loss, net of tax	(272)	(17)	(39)	(1,749)
Comprehensive loss	$ (1,319)	$ (616)	$ (2,531)	$ (6,061)
Loss per share				
Basic	$ (0.10)	$ (0.04)	$ (0.23)	$ (0.28)
Diluted	$ (0.10)	$ (0.04)	$ (0.23)	$ (0.28)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the nine months ended September 30		2020		2019
Cash (used in) provided by:				
Operating activities:				
Net loss for the period	$	(2,492)	$	(4,312)
Adjustments for:				
Current income tax recovery		-		(102)
Amortization of property, plant and equipment		224		382
Amortization of intangible assets		1,838		667
Share-based compensation		239		280
Write-down of inventories		311		578
Finance income, net		(208)		(488)
Unrealized foreign exchange (gain) loss		(476)		7
Change in the following:				
Accounts receivable		4,022		(655)
Inventories		(185)		(4,610)
Prepaid expenses		622		750
Accounts payable and accrued liabilities		(4,589)		(3,350)
Interest received, net		26		1,609
Income taxes paid		(57)		(477)
Royalties paid		(326)		(1,133)
Cash flows used in operating activities		**(1,051)**		**(10,854)**
Investing activities:				
Investment in Sensible Medical		-		(6,337)
Redemption of short-term investments		-		47,747
Acquisition of property, plant and equipment		-		(186)
Acquisition of intangible assets		-		(13,660)
Cash flows from investing activities		**-**		**27,564**
Financing activities:				
Purchase of common shares under normal course issuer bid		(154)		(4,145)
Exercise of stock options		-		20
Cash flows used in financing activities		**(154)**		**(4,125)**
Foreign exchange gain (loss) on cash held in foreign currency		111		(1,023)
(Decrease) increase in cash and cash equivalents		(1,094)		11,562
Cash and cash equivalents, beginning of period		12,965		24,139
Cash and cash equivalents, end of period	$	**11,871**	$	**35,701**